SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Quarter Ended July 31, 2004

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) a Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended July 31, 2004 and 2003, and (iii) other information, and is being made pursuant to the Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee.

ii

PART I - FINANCIAL INFORMATION

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JULY 31, 2004 AND APRIL 30, 2004

	July 31, 2004	April 30, 2004
	$’000	$’000
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	55,123	62,610
Accounts receivable-trade (net of allowance for doubtful accounts of $142 and $127 at July 31, 2004 and April 30, 2004, respectively)	24,610	26,424
Inventories (Note 2)	20,056	21,311
Prepaid expenses and other current assets	6,953	5,698

Total current assets	106,742	116,043

Property, plant and equipment, net	107,484	104,848
Deferred charges, net	5,988	6,128

Total assets	220,214	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	28,527	25,938
Accrued liabilities	8,303	12,040
Amount due to QPL	4,206	5,259

Total current liabilities	41,036	43,237

9.25% senior notes due 2011	150,000	150,000

Total liabilities	191,036	193,237

Commitments and contingencies (Note 4)
Shareholders’ equity:
Common stock	6,849	6,840
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	231,275	231,118
Deferred stock-based compensation	(681)	(754)
Accumulated other comprehensive loss	(81)	(55)
Accumulated deficit	(208,113)	(203,296)

Total shareholders’ equity	29,178	33,782

Total liabilities and shareholders’ equity	220,214	227,019

The accompanying footnotes are an integral part of these condensed consolidated financial statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS

ENDED JULY 31, 2004 AND 2003

(Unaudited)

	Three months ended
	July 31, 2004	July 31, 2003
	$’000	$’000
	(except share data)
Net sales	55,549	44,036

Cost of sales (Notes 2 and 3)	48,785	36,816

Gross profit	6,764	7,220

Operating expenses:
Selling, general and administrative	6,719	5,808
Research and development	1,204	1,152
Facilities charge	—	306

Total operating expenses	7,923	7,266

Loss from operations	(1,159)	(46)
Other income, net	51	248
Interest expense:
- amortization of deferred charges	(235)	(233)
- third parties	(3,469)	(3,294)

Loss before income taxes	(4,812)	(3,325)
Income tax expense	(5)	—

Net loss	(4,817)	(3,325)
Other comprehensive loss:
Foreign currency translation	(26)	(16)

Comprehensive loss	(4,843)	(3,341)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	677,520,040	668,947,000

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.04)	$(0.03)

Basic and diluted weighted average number of ADSs outstanding	135,504,008	133,789,400

The accompanying footnotes are an integral part of these condensed consolidated financial statements

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JULY 31, 2004 AND 2003

(Unaudited)

	Three months ended
	July 31, 2004	July 31, 2003
	$’000	$’000
Operating activities:
Net loss	(4,817)	(3,325)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	7,028	5,818
Deferred charges and debt discount	235	379
Loss (Gain) on disposal of property, plant and equipment	120	(39)
Stock-based compensation	62	—

Changes in operating assets and liabilities:
Accounts receivable, net	1,814	(6,640)
Restricted cash	—	1,223
Inventories	1,255	(1,720)
Prepaid expenses and other current assets	(1,255)	(745)
Accounts payable	(1,882)	5,234
Accrued liabilities	(3,737)	3,299
Amount due to QPL	(1,053)	1,080

Net cash (used in) provided by operating activities	(2,230)	4,564

Investing activities:
Acquisition of property, plant and equipment	(5,313)	(1,760)
Proceeds from sale of property, plant and equipment	—	39

Net cash used in investing activities	(5,313)	(1,721)

Financing activities:
Proceeds from stock options exercised	177	—
Payment of debt issuance costs	(95)	—

Net cash provided by financing activities	82	—

Net (decrease) increase in cash and cash equivalents	(7,461)	2,843
Cash and cash equivalents at beginning of period	62,610	25,775
Effects of foreign exchange rates change	(26)	(16)

Cash and cash equivalents at end of period	55,123	28,602

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,130	—
Income taxes	5	—

The accompanying footnotes are an integral part of these condensed consolidated financial statements

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2004 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2004. The interim financial statements for the three months ended July 31, 2004 and 2003 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (“VIEs”)” (“FIN No. 46”). The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN No. 46 requires VIEs to be consolidated by the primary beneficiary of the VIEs and expands disclosure requirements for both VIEs that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 also explains how to identify VIEs entities and how an enterprise should assess its interest in an entity when deciding whether or not it will consolidate that entity.

The provisions of FIN No. 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN No. 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN No. 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN No. 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46R”), which clarifies and interprets certain of the provisions of FIN No. 46 without changing the basic accounting model in FIN No. 46. As a foreign private issuer, the Company must apply the provisions of FIN No. 46R to those entities considered special purpose entities on January 1, 2004, and to other entities no later than December 31, 2004. The Company does not expect the adoption of the standard to have a material impact on the Company’s financial position or results of operations.

Stock-Based Compensation

Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers, and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosure as required under SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	(Unaudited)
	Three Months Ended
	July 31, 2004	July 31, 2003
	$’000	$’000
Net loss
Net loss, as reported	(4,817)	(3,325)
Add: stock-based employee compensation expense as included in the reported net loss	62	—
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(1,621)	(182)
Net loss, pro forma	(6,376)	(3,507)
Net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.01)
- Diluted	(0.01)	(0.01)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.01)
- Diluted	(0.01)	(0.01)

2.	INVENTORIES

The components of inventories, net of the related reductions to the lower of cost or net realizable value, were as follows:

	July 31, 2004	April 30, 2004
	$’000	$’000
	(Unaudited)
Raw materials	17,554	18,898
Work-in-progress	2,502	2,413

	20,056	21,311

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the three months ended July 31, 2004 and 2003, there were non-cash write-off of specific inventories of $678 thousand and $456 thousand respectively.

3.	RELATED PARTY TRANSACTIONS

The Company purchased raw materials from QPL International Holdings Limited (“QPL”) amounting to $8.6 million and $7.2 million for the three months ended July 31, 2004 and 2003, respectively.

The Company leases its Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. The Company paid rental expenses of $660 thousand and $774 thousand for the three months ended July 31, 2004 and 2003, respectively.

QPL and its subsidiaries collectively own approximately 42.5% of the Company’s ordinary shares as of July 31, 2004.

The amount due to QPL was unsecured and interest free.

4.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

As of July 31, 2004 and April 30, 2004, the Company had contracted for capital expenditures on property, plant and equipment of $7.4 million and $8.0 million, respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The leased Hong Kong facility from QPL is under a three-year term which expires on March 31, 2007.

The Company entered into a lease of a manufacturing plant (“Phase I”) in Dongguan, China in August 2002 under which the lessor was responsible for the design, construction and facilitization of the factory facilities. Under the terms of the lease, the Company is obligated to pay a monthly rental payment and management service fee commencing 30 days after the date on which the lessor handed over the newly constructed facilities to the Company. The handover took place in August 2003. The lease term commenced in September 2003, and will continue for a term of 15 years.

From October 30, 2004 and during the remaining term of the lease, the Company will have an option and a right of first refusal to purchase the factory facilities and the related land-use right at prices fixed in a predetermined schedule starting from October 2004 to October 2009 and thereafter at prices based on the then fair market value of the factory facilities and related land-use rights. The Company is also required to pay approximately $779 thousand annually as a management services fee for a total of six years commencing September 2003. In accordance with SFAS No. 13, “Accounting for Leases”, rental expenses and management fees related to this lease agreement are recognized on a straight-line basis over the lease term.

Future minimum lease payments under operating leases as of July 31, 2004 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2005 (the remainder of fiscal year)	4,769
2006	5,551
2007	4,280
2008	2,162
2009	2,154
Thereafter	5,776

Total	24,692

On May 7, 2004, the Company entered into a lease agreement of another manufacturing plant (“Phase II”) in Dongguan, China. Under the term of this lease agreement, the lessor is responsible for the design and construction of a second factory building immediately adjacent to our Phase I facility. The Company is going to lease the completed Phase II factory building from the lessor for a period of 15 years starting from the Commencement Date as defined in the lease agreement. The Company is obligated to pay monthly payments of approximately $179 thousand for the first six years of the rental term and approximately $90 thousand per month for the seventh to fifteenth years of the rental term.

From October 2008 onwards and during the term of the lease, the Company will have an option and a right of first refusal to purchase the factory building and the related land-use right at prices fixed in a predetermined schedule starting from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory building and related land-use right.

The lease payments, contingent upon completion of the construction by lessor, under the lease in respect of the Phase II factory building is as follows:

$’000
(Unaudited)
First to Sixth rental years	12,888
Seventh to Fifteenth rental years	9,720

Total	22,608

On May 7, 2004, the Company also entered into a management services agreement with the lessor of Phase II for a period of six years. The Company is obligated to pay monthly management fees of approximately $82 thousand starting from the Commencement Date as defined in the agreement.

As of July 31, 2004, a total of $962 thousand deposit was paid to the lessor of Phase II manufacturing plant. The amount is to be utilized as future lease and management fee payments starting from the Commencement Date as defined in the agreement.

Litigation

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola consistent with its understanding of the Immunity Agreement, even though it does not appear that the Immunity Agreement was actually assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. According to the results of that audit, Motorola has asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or an implied contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed against the Company, ASAT, Inc. and QPL in this action, seeking $ 8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties, largely from the Company, under breach of contract theories. At a hearing held on May 26, 2004, the District Court granted Motorola leave to amend its counter-claim to include ASAT Limited as a named cross-defendant. On June 16, 2004, Motorola filed its amended complaint adding ASAT Limited as a cross-defendant. On August 18, 2004, the Court granted the Company’s motion in asserting that ASAT Holdings Limited and ASAT, Inc. were not parties to nor were they governed by the Immunity Agreement. However, in so grating, the Court allowed Motorola to continue to allege that ASAT Holdings Limited and ASAT, Inc. were parties to an “implied in fact” agreement regarding the Motorola patents.

The parties are currently conducting discovery. The discovery period has been extended through mid-December 2004 and a trial date has been tentatively set for April 2005. The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola. The Company intends to continue to pursue this litigation with vigor and will continue to assert that it owes no further amounts in royalties to Motorola under any agreement. The Company believes it is too early to assess the range of possible liability at this stage, if any, and no amounts have been provided for such matters in the consolidated financial statements.

5.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of ASAT to subscribe for its shares up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of ADS subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No.25, the Company recognized stock-based employee compensation expense of $62 thousand and $nil for the three months ended July 31, 2004 and 2003, respectively.

On January 24, 2003, the Company announced the Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee directors and non-employee directors. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s American Depository Shares (ADSs) to voluntarily cancel their outstanding options. In exchange, participants will be granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003 options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the company on that date. All newly granted options will have the same vesting schedules as the cancelled options.

Movements of the Company’s stock options during the three months ended July 31, 2003 and 2004 were as follows:

	(Unaudited)
	Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2003	1,753,480	$2.44
Granted	420,000	$0.58
Cancelled	(24,520)	$7.11

Outstanding at July 31, 2003	2,148,960	$2.03

Outstanding at April 30, 2004	11,435,612	$2.08
Granted	125,000	$1.97
Cancelled	(180,989)	$1.40
Exercised	(178,090)	$0.99

Outstanding at July 31, 2004	11,201,533	$2.11

ADS options exercisable at:
July 31, 2003	533,192	$4.91
July 31, 2004	6,028,303	$2.04

Certain unexercised options were cancelled for option holders who left the company, either voluntarily or under the reorganization, during the three months ended July 31, 2004 and 2003.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

6.	SUBSEQUENT EVENTS

On August 5, 2004, the Company entered into an agreement to engage a third party vendor to complete the interior finish and fixtures and to fully facilitize the Phase II factory building, including the purchase and installation of electrical and mechanical systems such as HVAC systems and the utilities infrastructure such as water deionization and purification system, gas piping and electrical wiring. The acquisition of capital equipment and the installation service charges to be incurred by the Company under the terms of this agreement are valued approximately at $28.9 million. This amount is payable in three tranches followed by equal monthly payments as follows: (i) the first payment in the amount of $2.9 million is due within ten days of signing the agreement; (ii) the second payment in the amount of $7.2 million is due within ten days of the achievement of 50% of the facilitization work; (iii) the third payment in the amount of $4.3 million is due within ten days of the completion of the facilitization work; (iv) and the remaining balance, as retention money, is payable in 24 monthly payments in the amount of $597 thousand per month, the first such monthly payment commencing on the thirtieth day after the completion of the facilitization. On August 12, 2004, the Company made the first tranche payment of $2.9 million to the vendor.

7.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, the Company issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction.

Under the indenture governing the 9.25% senior notes, ASAT Holdings Limited and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” (as defined ASAT Limited, Timerson Limited and ASAT, Inc. and referred to below as guarantor subsidiaries) under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes. In addition, New ASAT (Finance) Limited, the issuer of the 9.25%

senior notes, is a wholly-owned finance subsidiary of the Company and all guarantees are on joint and several basis. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The interim condensed consolidating financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. Separate financial statements and other disclosures concerning the guarantors subsidiaries are not included herein because (i) the guarantors subsidiaries are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidating financial information presents the condensed consolidated balance sheets as of July 31, 2004 and April 30, 2004 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months ended July 31, 2004 and 2003 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of ASAT Holdings Limited separately for each of ASAT (Finance) LLC and all non-guarantor subsidiaries of ASAT Holdings Limited other than ASAT (Finance) LLC; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of July 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	124	—	54,863	136	—	—	55,123
Accounts receivable, net	—	—	24,610	—	—	—	24,610
Inventories	—	—	20,056	—	—	—	20,056
Prepaid expenses and other current assets	43	217	6,624	69	—	—	6,953

Total current assets	167	217	106,153	205	—	—	106,742

Property, plant and equipment, net	—	—	107,407	77	—	—	107,484
Investment in and advance to consolidated entities	222,853	143,795	72,002	—	78,728	(517,378)	—
Other non-current assets	—	5,988	—	—	—	—	5,988

Total assets	223,020	150,000	285,562	282	78,728	(517,378)	220,214

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	412,218	1,535	76,002	(489,755)	—
Other current liabilities	26	—	38,639	48	—	2,323	41,036

Total current liabilities	26	—	450,857	1,583	76,002	(487,432)	41,036
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	26	150,000	450,857	1,583	76,002	(487,432)	191,036

Shareholders’ equity:
Common stock ($0.01 par value)	6,849	—	141	123	—	(264)	6,849
Less: Repurchase of shares at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,179	—	22,728	—	2,726	(7,358)	231,275
Deferred stock-based compensation	(681)	—	—	—	—	—	(681)
Accumulated other comprehensive loss	—	—	—	(81)	—	—	(81)
Retained earnings (Accumulated deficit)	3,718	—	(188,164)	(1,343)	—	(22,324)	(208,113)

Total shareholders’ equity	222,994	—	(165,295)	(1,301)	2,726	(29,946)	29,178

Total liabilities and shareholders’ equity	223,020	150,000	285,562	282	78,728	(517,378)	220,214

Condensed Consolidated Balance Sheet as of April 30, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	554	—	61,961	95	—	—	62,610
Accounts receivable, net	—	—	26,424	—	—	—	26,424
Inventories	—	—	21,311	—	—	—	21,311
Prepaid expenses and other current assets	97	—	5,527	74	—	—	5,698

Total current assets	651	—	115,223	169	—	—	116,043

Property, plant and equipment, net	—	—	104,764	84	—	—	104,848
Investment in and advance to consolidated entities	222,245	148,149	67,737	—	78,728	(516,859)	—
Other non-current assets	—	6,128	—	—	—	—	6,128

Total assets	222,896	154,277	287,724	253	78,728	(516,859)	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	411,969	1,265	76,002	(489,236)	—
Other current liabilities	5	4,277	36,579	53	—	2,323	43,237

Total current liabilities	5	4,277	448,548	1,318	76,002	(486,913)	43,237
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	5	154,277	448,548	1,318	76,002	(486,913)	193,237

Shareholders’ equity:
Common stock ($0.01 par value)	6,840	—	141	123	—	(264)	6,840
Less: Repurchase of shares at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,022	—	22,728	—	2,726	(7,358)	231,118
Deferred stock-based compensation	(754)	—	—	—	—	—	(754)
Accumulated other comprehensive loss	—	—	—	(55)	—	—	(55)
Retained earnings (Accumulated deficit)	3,854	—	(183,693)	(1,133)	—	(22,324)	(203,296)

Total shareholders’ equity	222,891	—	(160,824)	(1,065)	2,726	(29,946)	33,782

Total liabilities and shareholders’ equity	222,896	154,277	287,724	253	78,728	(516,859)	227,019

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended July 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	81,710	—	—	(26,161)	55,549
Cost of sales	—	—	74,980	—	—	(26,195)	48,785

Gross profit	—	—	6,730	—	—	34	6,764
Operating expenses:
Selling, general and administrative	136	—	6,693	457	—	(567)	6,719
Research and development	—	—	1,204	—	—	—	1,204

Total operating expenses	136	—	7,897	457	—	(567)	7,923

(Loss) Profit from operations	(136)	—	(1,167)	(457)	—	601	(1,159)
Other income (expenses), net	—	3,704	405	247	—	(4,305)	51
Interest expense:
Amortization of deferred charges	—	(235)	(235)	—	—	235	(235)
Third parties	—	(3,469)	(3,469)	—	—	3,469	(3,469)

Loss before income taxes	(136)	—	(4,466)	(210)	—	—	(4,812)
Income tax expense	—	—	(5)	—	—	—	(5)

Net loss	(136)	—	(4,471)	(210)	—	—	(4,817)
Other comprehensive loss:
Foreign currency translation	—	—	—	(26)	—	—	(26)

Comprehensive loss	(136)	—	(4,471)	(236)	—	—	(4,843)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended July 31, 2003

	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
			OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	65,582	—	—	(21,546)	44,036
Cost of sales	—	58,378	—	—	(21,562)	36,816

Gross profit	—	7,204	—	—	16	7,220
Operating expenses:
Selling, general and administrative	127	5,935	478	—	(732)	5,808
Research and development	—	1,152	—	—	—	1,152
Facilities charges	—	306	—	—	—	306

Total operating expenses	127	7,393	478	—	(732)	7,266

(Loss) Profit from operations	(127)	(189)	(478)	—	748	(46)
Other income (expenses), net	36	591	369	3,527	(4,275)	248
Interest expense:
Amortization of deferred charges	—	(233)	—	(233)	233	(233)
Third parties	—	(3,294)	—	(3,294)	3,294	(3,294)

Loss before income taxes	(91)	(3,125)	(109)	—	—	(3,325)
Income tax expense	—	—	—	—	—	—

Net loss	(91)	(3,125)	(109)	—	—	(3,325)
Other comprehensive loss:
Foreign currency translation	—	—	(16)	—	—	(16)

Comprehensive loss	(91)	(3,125)	(125)	—	—	(3,341)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended July 31, 2004

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
				OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash provided by (used in) operating activities	1	(4,259)	2,230	(202)	—	—	(2,230)

Net cash (used in) provided by investing activities	(608)	4,354	(5,582)	(1)	—	(3,476)	(5,313)

Net cash provided by (used in) financing activities	177	(95)	(3,746)	270	—	3,476	82

Net (decrease) increase in cash and cash equivalents	(430)	—	(7,098)	67	—	—	(7,461)
Cash and cash equivalents at beginning of period	554	—	61,961	95	—	—	62,610
Effects of foreign exchange rates change	—	—	—	(26)	—	—	(26)

Cash and cash equivalents at end of period	124	—	54,863	136	—	—	55,123

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended July 31, 2003

	ASAT HOLDINGS LIMITED	GUARANTOR SUBSIDIARIES	NON-GUARANTOR SUBSIDIARIES		ELIMINATING ENTRIES	CONSOLIDATED TOTAL
			OTHERS	ASAT (FINANCE) LLC
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(89)	1,317	(191)	3,527	—	4,564

Net cash provided by (used in) investing activities	122	(1,940)	(7)	(3,527)	3,631	(1,721)

Net cash provided by (used in) financing activities	—	3,405	226	—	(3,631)	—

Net increase in cash and equivalents	33	2,782	28	—	—	2,843
Cash and cash equivalents at beginning of period	15,327	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	(16)	—	—	(16)

Cash and cash equivalents at end of period	15,360	13,183	59	—	—	28,602

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended July 31, 2004 and 2003

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are an independent provider of semiconductor packaging, design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA, and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead” or QFN package, as evidenced by our U.S. patents covering the assembly processes and the product package design for this technology. Today, our QFN package family which we call the Leadless Plastic Chip Carrier or “LPCC” for short, is our fastest growing package family both in terms of units and in assembly revenue. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital function.

We provide assembly and test services from our Hong Kong facilities and assembly services from our Dongguan, China facility. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Japan, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective design, test and customer service. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

During fiscal year 2004 , we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top three customers (in alphabetical order) by net sales for the three months ended July 31, 2004 were Analog Devices, Broadcom and Infineon. The top three customers accounted for 39.7% of total net sales in the three months ended July 31, 2004.

As part of our overall strategy to remain competitive, we made a strategic decision to move our Hong Kong manufacturing operations to China in order to significantly reduce our costs and to provide better access the high-growth semiconductor market in China. We plan to conduct this move in two phases. To launch what we call Phase I of this transition of our operations to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company (or “Changshi” for short), our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Dongguan, China. In August 2003, construction and facilitization of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Shortly thereafter, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. For the three months ended July 31, 2004, we continued to make progress in ramping our Phase I facility toward volume production. In so doing we continue to increase the number of customers which have qualified their semiconductor components for assembly in Phase I facility. We believe that unit volume production in our Phase I facility will continue to increase in the October 2004 quarter. In this regard we anticipate that we will have transferred approximately one-half of our current installed assembly and test capacity, measured as of the April 2004 quarter, to China by the end of our January 2005 quarter. In the July 2004 quarter, the construction on a 300,000 square foot Phase II factory building immediately adjacent to our Phase I facility commenced. As with our Phase I facility, in May 2004, we entered into a long-term lease agreement with Changshi to have this facility built to our specifications. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of our strategy include the following objectives:

•	Continue to introduce advanced package families to serve our customers;

•	Diversify our customer base;

•	Maintain core and value added services;

•	Move assembly and test facilities to Dongguan, China; and

•	Reduce our cost structure.

Industry Demand

Our business is substantially and materially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductor components with greater functionality, increased speed and smaller size.

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a sudden and severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and through-put to maintain or increase our revenues.

We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors picked up significantly during the first and second quarters of calendar year 2003 and continued through the first quarter of calendar 2004. However, in the July 2004 quarter the industry experienced another downturn, and, our net sales were down 12 percent compared with the April 2004 quarter. This decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix and an inventory correction within the semiconductor industry. Based on customer forecasts and current market trends, we believe there may be ongoing softness in the assembly and test services industry as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. Although we believe this downturn will be a short-term trend, we will continue to monitor our expenditures, particularly our capital equipment expenditures, in light of current and anticipated industry-wide conditions.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with the highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the smaller chipscale package (“CSP”) and the relatively larger non-chipscale packages (“Non-CSP”). Most of our revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from packages assembled elsewhere test is not significant to us. In the fiscal year 2004, as a result of our strategy to focus on our consumer base on other sectors, our sales of chipscale packages increased as a percentage of assembly sales. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended July 31,
	2000	2001	2002	2003	2004	2003	2004
	(In percentages, unaudited)
Chipscale packages (CSP) assembly services	0%	1%	12%	31%	40%	32%	46%
Non-CSP laminate packages assembly services	36	46	32	21	17	20	13
Non-CSP leadframe packages assembly services	55	48	51	38	32	37	30

Subtotal for assembly services	91	95	95	90	89	89	89
Test services	9	5	5	10	11	11	11

Total net sales	100%	100%	100%	100%	100%	100%	100%

Recent Developments

Net sales in the July 2004 quarter were $55.5 million, a decrease of 11.8% compared with $63.0 million in the April 2004 quarter, and an increase of 26.1% compared with $44.0 million in the same period a year ago. Net loss for the July 2004 quarter was $4.8 million, or a loss of $0.04 per American Depository Share (ADS). This compares with a net loss of $9.1 million for the April 2004 quarter, or a loss of $0.07 per ADS, which included a one-time charge of $10.3 million associated with the refinancing and early redemption of the Company’s 12.5 percent senior notes that were due 2006. Net loss for the July 2003 quarter was $3.3 million, or a loss of $0.03 per ADS, which included a one-time facilities charge of $306 thousand. The July 2004 quarter decrease in 11.8% net sales compared with the April 2004 quarter can be attributed to a variety of factors, including excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix, and an inventory correction within the semiconductor industry. Unit sales volume, however, did increase by 6% between April 2004 quarter and July 2004 quarter. Unit sales volume for the Company’s patented Leadless Plastic Chip Carrier (“LPCC”) product family increased during the July 2004 quarter, as evidenced by 26% increase in unit sales volume as compared with the April 2004 quarter. Additionally, we expect that LPCC will be the dominant package in production in our China facility.

In the July 2004 quarter, the Company continued to production levels in our Phase I China manufacturing facility. During that quarter, the Company increased the number of customers which have qualified their semiconductor components for assembly in our Phase I facility, which remains on schedule for volume production by the end of calendar year 2004.

In the July 2004 quarter, construction on a 300,000 square foot Phase II factory building immediately adjacent to our facility commenced. As with our Phase I facility, in May 2004, we entered into a long-term lease agreement with Changshi to have this facility built to our specifications. The Phase II facility lease also included the participation of the Changshi subsidiary that holds the subject land use rights, Dongguan Changan ASAT Semiconductor Assembly and Test Factory. Under the terms of the lease agreement, we will lease the completed Phase II factory building from Changshi for a period of 15 years. The Phase II factory building is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

On June 29, 2004, the Company announced the opening of a new sales office in Tokyo, Japan. The Tokyo office is established to increase support for the Company’s existing Japanese customers and will also enable the Company to pursue new business opportunities in Japan. Mr. Satoru Kobayashi, General Manager of our Japan office, is overseeing the new office.

On June 21, 2004, the Company announced the appointment of Henry C. Montgomery as an independent director to the board of directors. Mr. Montgomery is serving on the compensation committee and as the chairman of the audit committee. Mr. Montgomery has been designed as the audit committee’s “financial expert” as that term has been defined by the NASD Rules of the Nasdaq National Market.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets and deferred income taxes. For all financial statement periods presented, there have been no modifications to the application of these critical accounting policies.

Revenue Recognition and Risk of Loss

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that is specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Contingent Liabilities

At each balance sheet date, we assess the probability of outcome of litigation unfavorable to the Company and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operations if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency is disclosed in the notes to the financial statements.

Results of Operations

The following table contains certain condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2004		July 31, 2003
	($ in thousands; % of net sales)
Net sales	55,549	100.0%	44,036	100.0%
Cost of sales	48,785	87.8%	36,816	83.6%
Gross profit	6,764	12.2%	7,220	16.4%
Selling, general and administrative	6,719	12.1%	5,808	13.2%
Research and development	1,204	2.2%	1,152	2.6%
Facilities charge	—	—	306	0.7%
Total operating expenses	7,923	14.3%	7,266	16.5%
Loss from operations	(1,159)	(2.1)%	(46)	(0.1)%

The following table sets forth our unaudited gross profit, gross margin and EBITDA for the periods listed:

	(Unaudited)
	Three Months Ended
	July 31, 2004	July 31, 2003
	($ in thousands, except margin amounts)
Gross profit	6,764	7,220
Gross margin	12.2%	16.4%
EBITDA(1)	5,920	6,020

As a measure of our operating performance or liquidity, we believe that the most directly comparable measure to EBITDA are net loss and net cash (used in) provided by operating activities.

The following table reconciles our net loss and net cash (used in) provided by operating activities to our definition of EBITDA on a consolidated basis for the three months ended July 31, 2004 and 2003.

	(Unaudited)
	Three Months Ended
	July 31, 2004	July 31, 2003
	($ in thousands)
EBITDA(1)	5,920	6,020
Add (less):
Depreciation of property, plant and equipment	(7,028)	(5,818)
Income tax expense	(5)	—
Interest expense including amortization of deferred charges and debt discount	(3,704)	(3,527)

Net loss	(4,817)	(3,325)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property, plant and equipment	7,028	5,818
Amortization of deferred charges and debt discount	235	379
Loss (Gain) on disposal of property, plant and equipment, net	120	(39)
Stock-based compensation	62	—
Changes in working capital, net	(4,858)	1,731

Net cash (used in) provided by operating activities	(2,230)	4,564

(1)	“EBITDA” is defined in this Quarterly Report as net income (loss), before interest expense, income tax (expense) benefit and depreciation of property, plant and equipment. EBITDA is presented because management believes that it will provide useful information to investors regarding our ability to serve and/or incur debt and to meet our capital expenditure and working capital requirements. Management also uses EBITDA internally (1) as a measure of the Company’s operational performance, (2) as a tool to make operating expense decisions, (3) as a tool to balance controllable and discretionary expenses against expected revenue trends, (4) for reviewing the financial results of the Company, and (5) for budget planning purposes. In addition, certain covenants contained in the indenture governing to the Company’s 9.25% senior notes due 2011 refer to financial measurements that include EBITDA as a component of a specified ratio test. EBITDA should not be considered in isolation or as a substitute for operating income (loss), cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States of America or as a measure of ASAT’s profitability or liquidity.

Due to a variety of factors, our quarterly operating results vary. These factors include, without limitation, general economic conditions in the semiconductor industry, the short-term nature of our customers’ commitments, acceptance and demand for our products and services, our progress in ramping the new China facility, capacity utilization, intensive capital expenditures by our peers, erosion of the selling prices of packages, errors in assembly and test processes, changes in our product mix, timing of our receipt of semiconductors chips from our customers and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties and factors stated in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this document, as well as the risk factors identified in our public filings.

Three Months Ended July 31, 2004 Compared to Three Months Ended July 31, 2003

Net Sales

We provide assembly services for a broad range of semiconductor package types including the very small chipscale packages (“CSP”) and the comparatively larger non-chipscale packages (“non-CSP”). We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital functions.

Net sales increased by 26.1% to $55.5 million in the July 2004 quarter as compared to $44.0 million in the July 2003 quarter. The increase in net sales was primarily a result of increase in sales of our products incorporating CSP assembly technologies. Unit sales volumes for our patented LPCC product increased during the July 2004 quarter, as evidenced by 26% increase in unit sales volume as compared with the April 2004 quarter.

Net sales from assembly services for the quarter ended July 31, 2004 were $49.8 million, an increase of 27.5% to the same period last year. Assembly revenue accounted for 89.7% and 88.8% of the total net sales for the quarter ended July 31, 2004 and 2003, respectively. Additionally, net sales from test services increased by 15.2% from $5.0 million to $5.7 million for the quarters ended July 31, 2003 and 2004, respectively.

Our product families can be grouped into four categories: assembly services for CSP, non-CSP laminate packages and non-CSP leadframe packages and test services. Most of the revenue derived from test services comes from test services performed in connection with assembly services and the revenue generated from only test is not significant to us. The following table sets forth the breakdown of net sales by product category for the periods indicated:

	(Unaudited)
	Three Months Ended
	July 31, 2004		July 31, 2003
	($ in thousands; % of net sales)
Chipscale packages (CSP) assembly services	25,649	46.2%	13,902	31.6%
Non-CSP laminate packages assembly services	7,352	13.2%	8,949	20.3%
Non-CSP leadframe packages assembly services	16,841	30.3%	16,229	36.9%

Subtotal for assembly services	49,842	89.7%	39,080	88.8%
Test services	5,707	10.3%	4,956	11.2%

Total net sales	55,549	100.0%	44,036	100.0%

Net sales from the communication sector were 58% and 61% for the quarters ended July 31, 2004 and 2003, respectively. Sales to industrial, automotive and others for the quarters ended July 31, 2004 and 2003 were 22% and 15%, respectively. We estimate that approximately 48.5% of our net sales during the quarter ended July 31, 2004 represented packages shipped to distribution centers with destinations within Asia compared with 45.8% in the same period last year.

We continue to diversify our customer base in the quarter ended July 31, 2004 and reduced the percentage of total revenue generated by our top three customers to 39.7% in the quarter ended July 31, 2004 from 50.2% in the quarter ended July 31, 2003. The top ten customers in the quarter ended July 31, 2004 accounted for 69.7% of total revenue compared with 76.8% in the same period last year.

Gross Profit

Gross profit decreased to $6.8 million in the quarter ended July 31, 2004 from $7.2 million in the quarter ended July 31, 2003, despite net sales increased by $11.5 million. Gross margin was 12.2% in the quarter ended July 31, 2004 compared to 16.4% in the quarter ended July 31, 2003. Overall gross margin decreased due to the reduction in average selling prices and related price pressure and a significant shift in our product mix. The inventory write-off in the July 2004 quarter was $678 thousand compared with $456 thousand in the same period last year. In addition, the ramping up of the new China Phase I factory also contributed to the decrease in gross profit.

Selling, General and Administrative

Selling, general and administrative expenses increased by 15.7% to $6.7 million in the July 2004 quarter as compared to $5.8 million in the July 2003 quarter, while net sales increased by 26.1% in the same period. The increase was primarily attributable to the increase in the size of the business during the past several quarters, as sales in the April 2004 quarter of $63.0 million were the highest since the end of the January 2001 quarter. We have already initiated key tactical and strategic programs centered on improving operating efficiencies and cost control.

Research and Development

Research and development expenses remained approximately unchanged at $1.2 million for both the July 2003 and 2004 quarters. A significant portion of these expenditures was focused on further developing additional advanced semiconductor packaging technologies, such as TAPP and fully integrated System-In-Package (“SiP”) products.

Other Income, net

Other income, net decreased from $248 thousand in the July 2003 quarter to $51 thousand in the July

2004 quarter. The decrease was mainly due to the net loss on disposal of property, plant and equipment of $120 thousand in the July 2004 quarter as compared to the net gain on disposal of property, plant and equipment of $39 thousand in the July 2003 quarter. Additionally, miscellaneous income decreased from $134 thousand in the July 2003 quarter to $15 thousand in the July 2004 quarter. Miscellaneous income in the July 2003 quarter was mainly represented by the recognition of $120 thousand in rental income. There was no such rental income during the July 2004 quarter.

Interest income, however, did increase from $77 thousand in the July 2003 quarter to $157 thousand in the July 2004 quarter. The increase in interest income was attributed to the increase in cash balance from the proceeds of the 9.25% senior notes due 2011. Cash and cash equivalents at July 31, 2004 and 2003 were $55.1 million and $28.6 million, respectively.

Interest Expense

Third party interest expense was $3.5 million in the July 2004 quarter, and $3.3 million in the July 2003 quarter, a $0.2 million increase. The July 2004 quarter interest expense was attributed to the issuance of the 9.25% senior notes due 2011 while the July 2003 interest expense was attributed to the 12.5% senior notes which was redeemed in February 2004.

Accumulated interest payments due on the 9.25% senior notes were made at July 31, 2004 and remain payable on a semi-annual basis, on August 1 and February 1 of each year thereafter during the term of the notes.

Liquidity and Capital Resources

Cash on hand, excluding restricted cash, at the quarters ended July 31, 2004 and 2003 was $55.1 million and $28.6 million, respectively.

Cash (used in) provided by operating activities. Our net cash used in operating activities was $2.2 million for the quarter ended July 31, 2004, compared to net cash provided by operating activities of $4.6 million for the quarter ended July 31, 2003. This decrease in net cash provided by operating activities was primarily due to a decrease in working capital. In the July 2004 quarter, we made $7.1 million interest payments to the 9.25% senior notes holders. There was no senior notes interest payment in the July 2003 quarter. We also paid $705 thousand as prepaid rent and management fees to the lessor of the Phase II factory building during the July 2004 quarter.

Cash used in investing activities. Net cash used in investing activities was $5.3 million for the quarter ended July 31, 2004, compared to $1.8 million for the quarter ended July 31, 2003. This increase was due to capital expenditures of $5.3 million for the development of new operating systems and the acquisition of new assembly and test equipment for expansion of capacity to meet future customer demand, which compared to capital expenditures of $1.8 million during the quarter ended July 31, 2003.

Cash provided by financing activities. Net cash provided by financing activities was $82 thousand for the quarter ended July 31, 2004 as compared to $nil for the quarter ended July 31, 2003. Cash inflow during July 2004 quarter included proceeds from the exercise of stock options which amounted to $177 thousand. An additional $95 thousand in deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 was paid in the July 2004 quarter, which are being amortized over the life of the notes.

As of July 31, 2004, we had commitments for capital expenditures of approximately $7.4 million. We expect to incur $5.0 million to $7.0 million in capital expenditures in the October 2004 quarter. These plans are highly dependent on market conditions, and our actual capital expenditures may vary. The majority of these expenditures are expected to be used for new equipment in the China facility and the acquisition of assembly and test capacity expansion to meet future customer demand. We expect to finance these capital expenditure requirements with our existing cash resources.

Debt. As of July 31, 2004, our total outstanding debt was $150 million for the 9.25% senior notes due 2011. The indenture that governs the senior notes requires the Company to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	Pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	Create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	Engage in transactions with affiliates;

•	Sell assets;

•	Merge, consolidate or sell all or substantially all of our assets; and

•	Create liens on assets.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, the U.S. dollar costs of certain raw materials, including fine filament gold bond wires, have increased substantially over the past several fiscal quarters. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “anticipates,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communication sector, inability to meet increased demands of customers, low capacity utilization rates, loss of large customer, weaknesses in Asian economies, natural disasters, losses of power to our facilities in Dongguan, litigation with Motorola, volatility in the market prices of our ADSs, environmental regulation, fluctuations in foreign currency, uncertainty as to demand from our customers over both the long-and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material, equipment suppliers and the enforcement of intellectual property rights by or against us and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

For a more detailed discussion of the known material risks and uncertainties facing the Company, please refer to the Risk Factors section of the Company’s 2004 Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on July 9, 2004.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, we expect that if our new manufacturing facilities in Dongguan, China become fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. The value of the Renminbi fluctuates and is subject to change in China’s political and economic conditions. Since calendar year 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. Recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase resulting in lower potential margins from our China operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to reasonably assure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

PART II OTHER INFORMATION

Item 5. Legal Proceedings

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola consistent with its understanding of the Immunity Agreement, even though it does not appear that the Immunity Agreement was actually assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. According to the results of that audit, Motorola has asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or an implied contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed against the Company, ASAT, Inc. and QPL in this action, seeking $ 8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties, largely from the Company, under breach of contract theories. At a hearing held on May 26, 2004, the District Court granted Motorola leave to amend its counter-claim to include ASAT Limited as a named cross-defendant. On June 16, 2004, Motorola filed its amended complaint adding ASAT Limited as a cross-defendant. On August 18, 2004, the Court granted the Company’s motion in asserting that ASAT Holdings Limited and ASAT, Inc. were not parties to nor were they governed by the Immunity Agreement. However, in so grating, the Court allowed Motorola to continue to allege that ASAT Holdings Limited and ASAT, Inc. were parties to an “implied in fact” agreement regarding the Motorola patents.

The parties are currently conducting discovery. The discovery period has been extended through mid-December 2004 and a trial date has been tentatively set for April 2005. The Company continues to deny the allegations that Motorola is owed additional royalties in any amount beyond those already paid to Motorola. The Company intends to continue to pursue this litigation with vigor and will continue to assert that it owes no further amounts in royalties to Motorola under any agreement. The Company believes it is too early to assess the range of possible liability at this stage, if any, and no amounts have been provided for such matters in the consolidated financial statements.

Item 6. Submission of Matters to a Vote of Security Holders

None.

Item 7. Exhibit Index

Exhibits	Description

99.1	Agreement to Facilitize Factory Premises, dated as of August 5, 2004, between Timerson Limited and Dongguan Wellmean Decoration Engineering Company Limited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Robert J. Gange
Name:	Robert J. Gange
Title:	Chief Financial Officer

Date:	September 17, 2004

Exhibit 99.1

Translation

THIS AGREEMENT is made on 5th day of August 2004

BETWEEN

(1)	Dongguan Wellmean Decoration Engineering Company Limited, whose legal address is at Zhong Hui Building, No.88, Dong Cheng Zhong Road South, Dongguan City, Guangdong Province, the People’s Republic of China (hereinafter referred to as “Party A”); and

(2)	Timerson Limited, whose registered address is at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong (hereinafter referred to as “Party B”).

WHEREAS:

(1)	Party A is a renovation and engineering company in Dongguan City, Guangdong Province, the People’s Republic of China. Party B is the lessee of a piece of land with total area of 43,800m2 located at Changan County, Dongguan City, Guangdong Province, the People’s Republic of China together with the factory, dormitory and other ancillary constructions and facilities erected or to be erected thereon (collectively “the Premises”).

(2)	Party B agrees to engage Party A to renovate the Premises subject to the terms and conditions set out herein.

NOW THEREFORE, through friendly negotiations and in consideration of the mutual benefits, terms and conditions set forth in this Agreement, the Parties agree as follows:

1.	INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Parties”	means Party A and Party B and their respective successors and permitted assigns; and “Party” means each or any one of them;

“Works”	means the renovation works to be undertaken and completed by Party A in the Premises in accordance with, in every respect, the design, specifications, materials and drawings as approved by Party B and shall include the works specified in Schedule 1 hereto.

1.2	The headings in this Agreement are for convenience only and shall not affect its interpretation.

2.	COMPLETION OF THE WORKS

2.1	Party B hereby engages Party A to carry out all of the Works in the Premises. The Works shall be commenced within 10th day after Party A receives a commencement notice (“Notice”) from Party B and obtains possession of the Premises in a condition ready for implementing the Works (as confirmed by the Parties in writing) and shall be completed in every respect in accordance with the designs, specifications, materials and standard as approved from time to time by Party B within 8 months after the date of the Notice. Party B agrees that immediately after the 8 months period, Party A will have one month period to test and, if necessary, adjust the installations in the Premises.

2.2	During the one month period for testing and adjustment, Party A shall assist Party B or its advisers or representatives to inspect the construction quality, materials, fire prevention and other aspects (excluding environmental compliance) in respect of all installed interior and exterior facilities and fixtures in the Premises and obtain all governmental and relevant departmental approvals, permits or consents and shall hand over the Premises to Party B for its use. If Party B shall commence to use the Premises prior to written confirmation by the Parties that the inspection is completed, Party B shall be deemed to have inspected the Premises and have satisfied the results thereof.

2.3	References to “Completion Date” hereinafter shall mean the date when both Parties confirm in writing that all of the Works have been duly completed.

3.	RENOVATION FEES

3.1	In consideration of the completion of the Works by Party A, Party B shall pay Party A an all-inclusive renovation fee of RMB237,233,800 which shall be paid in the manner described in Clause 3.2 below.

3.2	The renovation fee shall be paid in four tranches in the following manner:

(A)	the first tranche of RMB23,723,380 shall be paid within 10 days from the date thereof;

(B)	the second tranche of RMB59,308,450 shall be paid within 10 days after the Works has been completed by not less than 50% in value; For the purpose of this Clause, the Parties agree that (i) the value to each items of the Works as designated in Schedule 1 shall be used to calculate the “50% completion”; and (ii) the five most expensive items to be installed at a later stage, namely the nitrogen generator, the oil free air compressor, the air dryer, the chiller system and the power generator, which have a total designated value of RMB33,000,000 shall be excluded. Accordingly, the “50% completion” shall mean the completion of certain items of the Works in the total designated value of not less than RMB102,116,900 [i.e. (RMB237,233,800 - RMB33,000,000) x 50%].

(C)	the third tranche of RMB35,585,070 shall be paid within 10 days after the Completion Date. The Parties agree that, upon completion of the inspection of the Works and confirmation from both Parties as to the total renovation fee of the Works, the title of the Works shall be assigned to Party B;

(D)	the fourth tranche of RMB118,616,900 shall be held by Party B as retention money and be paid to Party A by 24 equal monthly installments of

RMB4,942,370.83 each. The first instalment shall be paid on the 30th day after the Completion Date.

Each of the payments described in paragraphs (B)-(C) above is conditional upon Party A obtaining a certificate issued by one of the executive directors of Party B or its authorised person, confirming that the relevant completion is in accordance with the designs, specifications, materials and standard pre-approved by Party B and that the quality of constructions is satisfactory to Party B. If Party B shall fail to response to Party A within 5 days after receipt of a request from Party A for the relevant completion certificate, Party B shall be deemed to have issued the relevant completion certificate to Party A.

If Party B shall delay in paying any part of the above renovation fee, Party B shall pay an interest on the amount overdue to Party A. The interest rate shall be the same as quoted by The People’s Bank of China in Dongguan for fixed assets loan from time to time.

3.3	If the facilities and renovation of the Premises are found to be defective or damaged within one year from the Completion Date due to the workmanship or materials not satisfactory to Party B, Party A is liable to repair the same at its own costs. If Party A fails to perform its obligation to repair the Premises within three days after notice from Party B, Party B may arrange for the same and offset the repair fee incurred against the renovation fee otherwise payable from Party B to Party A under this Clause 3. Any insufficient amount shall be paid by Party A within 14 days after written demand from Party B. If the warranties offered by the suppliers of any equipment and facilities are more than one year, the benefits of such warranties shall be assigned to Party B.

4.	WARRANTIES AND UNDERTAKINGS OF PARTY A

4.1	Party A shall ensure that until completion of the Works:

(a)	all reasonable measures shall be taken to prevent any personal injury to or death of any person or any damage whatsoever to any property and to avoid any nuisances or inconvenience caused to the occupiers of nearby premises or the public;

(b)	Party B and its advisers or representatives may at all reasonable times enter into the Premises in order to inspect and view the state and progress of the Works.

4.2	Party A warrants that it has the right and power to enter into this Agreement and perform its obligations hereunder. Party A further warrants that it has obtained all necessary approvals, permits, licences or consents from all competent government authorities in the People’s Republic of China to perform the construction works under this Agreement. Party A shall at all times comply with any applicable rule, regulation or law of any authority having jurisdiction over the Premises or the Works in the performance of its obligations under this Agreement.

5.	INJURY TO PERSONS AND PROPERTY AND INDEMNITY

Party A shall be liable for, and shall indemnify Party B against, any expense, liability, loss, claim or proceedings whatsoever in respect of personal injury to or the death of any person or damage whatsoever to any property in so far as such injury, death or damage arises out of or in the course of or by reason of the carrying out of the Works.

6.	INSURANCE

6.1	Party A shall maintain such insurance policies as are necessary to cover the liability of any personal injuries or deaths arising out of or in the course of or by reason of the carrying out of the Works.

6.2	Party A shall maintain full and adequate insurance policies in respect of any expense, liability, loss, claim or proceedings (including but not limited to any damage to the Premises) which the Parties may incur or sustain in carrying out the Works. In the event that part or all of the Premises have been damaged, Party A shall use the related insurance proceeds and pay the additional funds (if the proceeds are not sufficient) to repair the Premises to the satisfaction of Party B within a reasonable time frame to be agreed upon by the Parties.

6.3	Party A shall consult with Party B on matters relating to the purchase and maintenance of such insurance and provide Party B with certificates of insurance, payment receipts and other related correspondences evidencing the insurance from time to time requested by Party B. If Party A fails to procure or maintain the insurance provided in this Clauses 6.1 and 6.2, Paty B shall have the right, but not the obligation, to procure such insurance at Party A’s cost.

7.	LATE COMPLETION AND CHANGE IN DESIGNS

7.1	If Party A shall fail to complete the Works on or before the specified completion date and such failure is not caused by a natural disaster, a material change in the applicable law and policy causing a suspension or prohibition of the Works or a material change in the designs and specifications by Party B resulting in an increase of workload to Party A, then Party A shall pay Party B, upon written demand, liquidated damages at the rate of RMB50,000 per day for the period from the date falling on the expiring of nine months after the date of the Notice to and including the day on which Party A actually completes the Works and delivers the Premises to Party B. Party B may offset such amount against any payment otherwise due from Party B to Party A under Clause 3. Party A acknowledges that the actual damages for its failure or delay in completing the Works would be extremely difficult or unpracticable to determine, and that such amount of liquidated damages represents a reasonable estimate of damages under the circumstances for failure or delay to complete the Works. The total maximum amount of penalty payable by Party A hereunder shall not exceed RMB3,000,000.

7.2	If the renovation fee shall be increased or decreased due to the change in designs or specifications by Party B, Party A shall quote the revised renovation fee to Party B for prior approval.

8.	TERMINATION

8.1	If the Party A shall, without reasonable cause, wholly suspends the carrying out of the Works before completion thereof, and continues such default for 30 days after receipt of a notice issued by Party B stating the above default or shall at any time thereafter repeat such default (whether previously repeated or not), then Party B may, without prejudice to any other rights or remedies it may have, by 30 days notice terminate this Agreement.

8.2	In the event of Party A becoming bankrupt or making a composition or arrangement with its creditors or having a winding up order made or (except for purposes of reconstruction) a resolution for voluntary winding up passed or a receiver or manager of its business or undertaking duly appointed, this Agreement shall forthwith automatically terminate.

8.3	Upon the termination of this Agreement pursuant to Clause 8.1 or 8.2 above, Party A shall indemnify Party B against all loss and damage resulting therefrom. Party B shall only be responsible for paying the renovation fee based on the amounts of Works actually completed.

9.	WFOE TO BE ESTABLISHED

Party A agrees that upon the establishment of a wholly foreign-owned enterprise (“WFOE”) in Changan County, Dongguan City by Party B as an independent legal entity in the People’s Republic of China to engage in the business of semiconductor assembly and testing, Party B may assign its rights and obligations under this Agreement to the WFOE and shall procure the WFOE to assume all its rights and obligations hereunder and Party A shall accept the WFOE as a Party under this Agreement in the replacement of Party B. All references in this Agreement to Party B shall unless provided otherwise be deemed references to the WFOE after the establishment of the WFOE. After obtaining its business license, the WFOE shall issue a confirmation letter to Party A acknowledging its replacement of Party B under this Agreement. As from the date of the confirmation letter, all rights and obligations of Party B hereunder shall be assumed and undertaken by the WFOE effectively.

10.	DISPUTE RESOLUTION

Any dispute or controversy arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be settled through friendly consultations between the Parties. In the event that no settlement is reached within 60 days, both parties agree that they should submit the case to the non-exclusive jurisdiction of the courts of the People’s Republic of China.

11.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China.

12.	GENERAL

12.1	This Agreement shall come into force on the day of execution by the authorized representatives of Party A and Party B and the affixation of the official chop of both Parties.

12.2	The schedule hereto shall form an integral part of this Agreement and shall have equal legal effect as the main body of this Agreement. This Agreement constitutes the entire understanding between the Parties regarding the subject matter and supersedes all previous discussions, negotiations, agreements or any drafts of any other legal documents.

12.3	This Agreement shall be executed in Chinese in two originals. Each Party shall hold one original.

Signed by :

/s/ Ye Hui Quan
Dongguan Wellmean Decoration Engineering Company Limited
Name:	Ye Hui Quan
Title:	Managing Director
Date:	August 5, 2004

/s/ Robert J. Gange
Timerson Limited
Name:	Robert J. Gange
Title:	Chief Financial Officer
Date:	August 5, 2004